UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                               JASON INCORPORATED
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    471171108
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                                 (CUSIP Number)

                                  June 22, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check   the  appropriate  box to  designate  the rule  pursuant  to  which  this
Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 471171108
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(1)    Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
       (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                             (b)
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(3)    SEC Use Only
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(4)    Citizenship or Place of Organization:  United States
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      Number of Shares Beneficially    (5) Sole Voting Power:         2,013,775*
      Owned by Each
      Reporting Person With:           (6) Shared Voting Power:               0
                                       (7) Sole Dispositive Power:    2,013,775*
                                       (8) Shared Dispositive Power:          0
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(9)    Aggregate  Amount  Beneficially  Owned by Each Reporting
       Person:  2,013,775
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(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):  9.8%
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(12) Type of Reporting Person (See Instructions):  IN
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

* 486,987 of such shares of Jason Incorporated common stock (the "Common Stock") are owned by Stark International ("SI"), a Bermuda partnership; 512,720 of such shares of Common Stock are owed by Reliant Trading ("RT"), a Wisconsin partnership; 527,080 shares of Common Stock are owned by Shepherd Trading Limited ("ST"), a limited company organized under the laws of the British Virgin Islands; and 486,988 shares of Common Stock are owned by Shepherd Investments International Ltd. ("SII"), a limited company organized under the laws of the British Virgin Islands (collectively SI, RT, ST and SII are referred to as the "Funds"). Michael A. Roth and Brian J. Stark, in their capacity as Members of Staro Asset Management LLC, which serves as the investment manager and/or general partner to the Funds possess sole voting and dispositive power over all 2,013,775 shares of Common Stock.


Item 1(a).  Name Of Issuer:  Jason Incorporated
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Item 1(b).  Address of Issuer's Principal  Executive  Offices:  411 E. Wisconsin
            Avenue, Suite 2120, Milwaukee, Wisconsin  53202
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Item 2(a).  Name of Person Filing:  Michael A. Roth and Brian J. Stark
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Item 2(b).  Address of Principal Business Office or, if none, Residence:  1500
            West Market Street, Suite 200, Mequon, WI  53092
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  471171108
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Item 3.  If this statement is filed  pursuant to ss.240.13d-1(b) or 240.13d-2(b)
         or (c), check whether the person filing is a:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                (E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A  Savings  Associations   as  defined  in  Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

         (a) Amount Beneficially Owned (as of June 30, 2000):  2,013,775

         (b) Percent of Class (as of the date of this schedule):  9.8%

         (c) Number of Shares as to which such person has:

            (i) Sole power to vote or to direct the vote:  2,013,775

           (ii) Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of: 2,013,775

           (iv) Shared power to dispose or to direct the disposition of: 0


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                                     June 30, 2000
                                                     Date


                                                     /s/ Michael A. Roth
                                                     Michael A. Roth


                                                     /s/ Brian J. Stark
                                                     Brian J. Stark


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated June 30, 2000

          The undersigned hereby agree that the Schedule 13G with respect to Jason Incorporated, dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                                      /s/Michael A. Roth
                                                      Michael A. Roth


                                                      /s/Brian J. Stark
                                                      Brian J. Stark